Mail Stop 6010

February 21, 2007

Mr. Carl E. Sassano
Chief Executive Officer
35 Vantage Point Drive,
Rochester, New York 14624

> **Re: Transcat, Inc.**
> **Form 10-K for the Fiscal Year Ended March 25, 2006**
> **Forms 10-Q for the Quarter Ended June 24, 2006, September 23, 2006, and**
>   **December 26, 2006**
> **File No. 000-03905**

Dear Mr. Sassano:

We have reviewed your filings and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your documents in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 25, 2006

Item 8. Financial Statements and Supplementary Data, page 37

Consolidated Statement of Cash Flows, page 42

1.   We note that you presented a $153,000 non-cash financing activity related to the issuance of common stock. We note similar transactions disclosed in your September 23, 2006 Form 10-Q. Please tell us and revise future filings to disclose the material terms of these transactions. Discuss how you are accounting for these transactions, including reference to any accounting literature on which you based your accounting.

Form 10-Q for the Quarterly Period Ended December 23, 2006

Notes to Consolidated Financial Statements, page 7

Note 3. Stock-Based Compensation, page 8

2.   Please revise your future filings to remove the 2006 pro forma net income and related per share disclosures and to only include the pro forma disclosures required under paragraph 45 of SFAS 123 for those prior periods during which awards were accounted for under the intrinsic value method pursuant to APB 25. Refer to the guidance in paragraph 84 of SFAS 123(R).

Form 8-K dated January 17, 2007

Exhibit 99.1

3.   We note that you present certain non-GAAP measures, including but not limited to, operating income and net income excluding the recognition of the deferred gain related to the TPG operating unit. In future filings, when presenting non-GAAP measures, please provide all of the disclosures required by Regulation G.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;
· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tara Harkins, Staff Accountant, at (202) 551-3639 or me at (202) 551-3643 if you have questions regarding these comments. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Kate Tillan
Assistant Chief Accountant